

September 24, 2015

Mail Stop 4546

<u>Via E-mail</u>
Joseph Simon
Chief Financial Officer
Moelis & Company
399 Park Avenue, 5th Floor
Ney York, New York 10022

     Re: **Moelis & Company**
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 27, 2015
               Form 10-Q for the Fiscal Quarter Ended June 30, 2015
               Filed August 6, 2015
               File No. 001-36418

Dear Mr. Simon:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 4 – Business Changes and Developments, page 65

Secondary Offering, page 67

1.   We note that the proceeds of your secondary offering in November 2014 were used to acquire additional Class A partnership units in Group LP. We also note from the Statements of Changes in Equity disclosed on page 57 (Consolidated and Combined Statements of Changes in Equity) that this secondary offering impacted your Class B common stock and noncontrolling interests. Further, we note from your disclosure on page 14 (Voting and Economic Rights) that Group LP's Class B partnership units

economically correspond to your Class B common stock. Please revise your disclosure in future filings to:

- Discuss how your noncontrolling interest, Class B common stock, and the Class B partnership units of Group LP held by you were impacted by this offering.
- Quantify the amount of Class A partnership units in Group LP you acquired as part of this offering or by conversion pursuant to the exchange rights in the amended and restated limited partnership agreement discussed on pages 14-15.
- Disclose, as a result of this offering, your ownership interest in Group LP.

Note 8 – Income Taxes, page 72

2.   We note that you have foreign operating loss carryforwards of $25.6 million. Please revise your future filings to disclose the expiration date(s) of your operating loss carryforwards. Refer to ASC 740-10-50-3(a).

Note 11 – Stockholders Equity, page 78

3.   Please expand your disclosure in future filings to separately quantify and discuss the reason for changes within the Class A and Class B common stock. In this regard, your discussion should separately quantify the amount of shares that were acquired and/or converted.

Form 10-Q for the Fiscal Period Ended June 30, 2015

Note 8 – Net Income (Loss) Per Share Attributable to Class A Common Shareholders, page 23

4.   We note your disclosure in Note 2 on page 14 that you generally permit a retiring employee to retain and not forfeit certain qualifying incentive restricted stock units (RSUs) granted during employment if at retirement the employee (i) is at least 54 years old and (ii) has provided at least 8 consecutive years of service to the Company. Furthermore, your disclosure states that you record a dividend equivalent payment for RSUs. Please tell us how you considered the guidance in ASC 260-10-45-61A in determining whether nonvested restricted stock and RSUs that have nonforefeitable rights to dividends or dividends equivalents should be included in your computation of earnings per share under the two-class method.

Note 16 – Business Information, page 32

5.   We note from your disclosure on page 34 that you have added managing directors to expand your sector expertise and currently provide services across all major industries. Please revise future filings to disclose revenues by industry sector unless it is impractical to do so. Refer to ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Yolanda Trotter at (202) 551-3472 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services II